

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 18, 2012

<u>Via Email</u>
Mr. Claus Wagner
Chief Executive Officer
Motor Sport Country Club Holdings, Inc.
11100 West 8th Avenue, Suite 200
Lakewood, Colorado 80215

> **Re: Motor Sport Country Club Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 20, 2012**
> **File No. 000-31683**

Dear Mr. Wagner:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant